Exhibit 99.1

December 18, 2020

Mr. Richard B. Hurd President & CEO

1895 Bancorp Of Wisconsin, MHC /

1895 Bancorp Of Wisconsin, Inc. /

PyraMax Bank, FSB

7001 W. Edgerton Ave.

Greenfield, WI, 53220

Dear Mr. Hurd:

This agreement is between PyraMax Bank, FSB (“PyraMax” or the “Bank”), which is the wholly-owned subsidiary of 1895 Bancorp Of Wisconsin, Inc., which is the majority-owned subsidiary of 1895 Bancorp Of Wisconsin, MHC (hereinafter together referred to as “the Company”) on one hand, and Faust Financial, LLC. (“Faust Financial”) on the other hand. Pursuant to this agreement and as further described herein, Faust Financial will provide the independent conversion appraisal services in conjunction with the second step conversion transaction by the Company. The nature, timing and fee structure of Faust Financial’s services in this regard are described more fully below:

Pro Forma Valuation Services Overview and Process:

Faust Financial will perform due diligence, which will include but not be limited to the review of historical and pro forma financial information, certain relevant documents and other records, to develop an understanding of the financial condition, profitability, operations, market area, and other factors impacting the Company. Faust Financial will also review salient portions of the Company’s prospectus to obtain additional data and information needed for the appraisal report. Faust Financial will, without further verification, assume that all information provided to it by the Company, its representatives and other third parties is true and correct. On the basis of this due diligence and dialogue with senior management and representatives of the Company, Faust Financial will evaluate the Company’s business strategies, market area, future prospects and the intended use of stock offering proceeds (both in the short term and over the longer term) and obtain information such as for example, the reinvestment rate, tax rate, offering expenses, dividend policy and characteristics of stock plans, and charitable foundation contribution, if any, all of which will impact the pro forma market value of the Company.

A comparable group analysis comparing the Company to comparable publicly-traded banking companies will be conducted. Based on this comparable group analysis, Faust Financial will apply appropriate valuation adjustments to the Company relative to the comparable group’s stock pricing ratios. Faust Financial will thereby estimate the pro forma market value of the Company pursuant to standard pro forma valuation practices and applicable regulatory guidelines.

Faust Financial, LLC 2009 NE 22nd Street, Fort Lauderdale, FL 33305	Direct: 216.374.6001 mfaust@faust-financial.com

Mr. Richard B. Hurd

December 18, 2020

Faust Financial will prepare a detailed written appraisal report of the Company, which will include an analysis of the Company’s financial condition, operating results, and other salient factors. The appraisal report will establish a midpoint pro forma market value pursuant to applicable regulatory requirements and will be submitted together with the regulatory conversion applications.

From time to time, the appraisal report may need to be updated during the conversion process. Such valuation updates and related reports will be prepared and filed pursuant to regulatory guidelines and may be required if for example, prior to commencement of the offering, market conditions or financial results changed significantly. In the event of a syndicated offering, a valuation update would be required prior to syndication at completion of the subscription and community offerings. To determine the number of shares to be issued in accordance with the conversion regulations, at minimum, one update will be prepared in connection with the closing of the stock offering.

Faust Financial will also prepare a summary presentation of the pro forma valuation, which will summarize the applicable valuation guidelines, articulate the valuation methodology, including the process for selecting the comparable group, assumptions made, pricing ratios considered, valuation adjustments made to said ratios and a summary comparing the Company to the comparable group’s pricing and other characteristics. Faust Financial will provide a summary of the original appraisal report and valuation updates to the Board of Directors of the Company for its review and present same at formal meetings of the Board. Faust Financial will also prepare the pro forma presentations for the prospectus, reflecting the original valuation and subsequent updates, as required. Due to the COVID-19 pandemic, Faust Financial and the Company agree to make other arrangements, such as telephonic or videoconference meetings so as to avoid travel for meetings.

Fees and Required Payments

The Company agrees to compensate Faust Financial a fixed fee of $40,000 for preparation and delivery of the original appraisal report and $10,000 for each subsequent update, plus reimbursable expenses. Payment of these fees shall be made as follows:

●	$ 15,000 upon execution of this agreement;

●	$ 25,000 upon delivery of the completed original appraisal report; and

●	$ 10,000 upon delivery of each subsequent required appraisal update report.

If the Company requests additional services from Faust Financial, it is agreed that such additional work will be billed on an hourly basis based on Faust Financial’s standard hourly billing rates described below.

The Company also agrees to reimburse Faust Financial for reasonable out-of-pocket expenses incurred in connection with the preparation of the original appraisal report, subsequent updates and proxy statement disclosures. Such out-of-pocket expenses will likely include printing, binding, telephone, computer, data, express delivery services and review by Faust Financial’s counsel of the proxy statement disclosure of the Faust Financial valuation and other matters

Mr. Richard B. Hurd

December 18, 2020

related to our delivery thereof. Such expenses will not exceed $5,000 in the aggregate, without the Company’s prior written authorization to exceed this level.

In the event the Company shall, for any reason, discontinue this engagement prior to delivery of the deliverables described above, the Company agrees to compensate Faust Financial according to Faust Financial’s standard hourly billing rates for its services based on accumulated and verifiable time and expenses, not to exceed the respective fee caps noted above, after giving full credit to the initial retainer fee. Faust Financial’s standard hourly billing rates range from $175 for associates up to $450 for managing director.

If during the course of the proposed transaction, unforeseen events occur so as to materially change the nature or the work content of the services described herein, the fees described herein shall be subject to renegotiation by the Company and Faust Financial. Such unforeseen events shall include, but are not be limited to, material changes to the structure of the transaction, material changes in the conversion regulations, regulatory valuation guidelines or regulatory processing procedure changes, delays or suspensions.

Representations and Warranties

The Company and/or Faust Financial, as applicable, agree to the following:

1.           The Company agrees to make available or to supply to Faust Financial such information with respect to its business and financial condition as Faust Financial may reasonably request in order to provide the aforesaid services. Faust Financial is aware of, and agrees to abide by, the prohibition on the dissemination of non-public Office of the Comptroller of the Currency (“OCC”) information contained in paragraph (b)(1) of 12 CFR 4.37, and agrees not to use the non-public OCC information for any purpose other than as provided under this agreement to provide services to the Company. All information provided by the Company to Faust Financial shall remain strictly confidential (unless such information is otherwise made available to the public other than as a result of a breach of this agreement by Faust Financial). Faust Financial agrees that (i) it will restrict disclosure of such information to only those representatives of Faust Financial who reasonably need to have access to it; and (ii) it will use such information only for providing the services contemplated herein. If the services of Faust Financial are terminated hereunder, Faust Financial shall upon written request from the Company promptly return to the Company the original and any copies of such information and will destroy any analysis or other work derived from such information.

2.           The Company hereby represents and warrants to Faust Financial that any information provided to Faust Financial by the Company will not, to the best of the Company’s knowledge, at the time it is provided to Faust Financial, contain any untrue statements of material fact or fail to state a material fact necessary to make the statements therein not false or misleading in light of the circumstances under which they are made.

3.           (a)    The Company agrees that it will indemnify and hold harmless Faust Financial, any affiliates of Faust Financial, the respective directors, officers, agents and employees of Faust Financial or their successors and assigns who act for or on behalf of Faust Financial in connection with the services called for under this agreement (hereinafter referred to

Mr. Richard B. Hurd

December 18, 2020

as “Faust Financial”), from and against any and all losses, claims, damages and liabilities (including, but not limited to, all losses and expenses in connection with claims under the federal securities laws) actually incurred by Faust Financial and attributable to (i) any untrue statement of a material fact contained in the any of the information furnished or otherwise provided by an authorized officer, directors, employees or agents of the Company to Faust Financial, (ii) the omission of a material fact from the financial statements or other information furnished or otherwise made available by an authorized officer, directors, employees or agents of the Company to Faust Financial or (iii) any action or omission to act by the Company, or their respective officers, directors, employees or agents which action or omission is willful. Notwithstanding the foregoing, the Company will be under no obligation to indemnify Faust Financial hereunder if a court determines that Faust Financial was negligent or acted in bad faith or willfully with respect to any actions or omissions of Faust Financial related to a matter for which indemnification is sought hereunder.

(b)    Faust Financial shall give written notice to the Company of such claim or facts within fourteen days of the assertion of any claim or discovery of material facts upon which Faust Financial intends to base a claim for indemnification hereunder. In the event the Company elects, within fourteen days of the receipt of the original notice thereof, to contest such claim by written notice to Faust Financial, Faust Financial will be entitled to be paid any amounts payable by the Company hereunder, together with interest on such costs from the date incurred at the rate of the Prime Rate per annum within five days after the final determination of such contest either by written acknowledgement of the Company or a final judgment of a court of competent jurisdiction. If the Company does not so elect, Faust Financial shall be paid promptly and in any event within thirty days after receipt by Marathon of the notice of the claim.

(c)    The Company shall pay for or reimburse the reasonable expenses, including attorneys’ fees, incurred by Faust Financial in advance of the final disposition of any proceeding within thirty days of the receipt of such request if Faust Financial furnishes the Company: (1) a written statement of Faust Financial’s good faith belief that it is entitled to indemnification hereunder; and (2) a written undertaking to repay the advance if it ultimately is determined in a final adjudication of such proceeding that it or he is not entitled to such indemnification. Faust Financial and any other indemnified person will endeavor in good faith to retain a single counsel unless doing so would present a conflict of interest.

(d)    In the event the Company does not pay any indemnified loss or make advance reimbursements of expenses in accordance with the terms of this agreement, Faust Financial shall have all remedies available at law or in equity to enforce such obligation.

This agreement constitutes the entire understanding of the Company and Faust Financial concerning the services to be provided by Faust Financial in connection with this agreement and supersedes and replaces any prior written or oral agreement with respect thereto. This agreement may not be modified, supplemented or amended except by written agreement executed by both the Company and Faust Financial. The Company and Faust Financial are not affiliated and neither the Company nor Faust Financial have an economic interest in, or are held in common with, the other and have not derived a significant portion of their gross revenues, receipts or net income for any period from transactions with the other.

* * * * * * * * * * *

Mr. Richard B. Hurd

December 18, 2020

Please acknowledge your agreement to the foregoing by signing as indicated below and returning to Faust Financial the original signed copy of this letter, together with the initial retainer fee.

Sincerely,

/s/ Marcus Faust
Marcus Faust
President and Managing Director

Agreed To and Accepted By:	/s/ Richard B. Hurd
Richard B. Hurd, President and CEO

For:	1895 Bancorp Of Wisconsin, MHC / 1895 Bancorp Of Wisconsin, Inc. / PyraMax Bank, FSB

Date Executed:	January 14, 2021